

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2024

Shahraab Ahmad
Chairman and Chief Executive Officer
Atlantic Coastal Acquisition Corp. II
6 St Johns Lane, Floor 5
New York, NY 10013

Re: Atlantic Coastal Acquisition Corp. II
Amendment No. 5 to Registration Statement on Form S-4
Exhibit Nos. 10.22, 10.24, 10.25, 10.26, 10.27 and 10.28
Filed October 17, 2024
File No. 333-276618

Dear Shahraab Ahmad:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance